Exhibit 99.1

Press Release - Regulated Information April 24th, 2023 10:01 pm CET

Celyad Oncology announces receipt of Nasdaq initial notification on ADS bid price

Mont-Saint-Guibert, Belgium – Celyad Oncology (Euronext & Nasdaq: CYAD) (the “Company”), a biotechnology company focused on innovative technologies for chimeric antigen receptor (CAR) T-cell therapies, received a letter (the “Bid Price Notice”) on April 19th, 2023 from The Nasdaq Stock Market (“Nasdaq”) informing the Company that the minimum closing bid price per share of its American Depositary Shares representing ordinary shares (“ADSs”) was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

The Bid Price Notice has no immediate effect on the listing of the Company’s ADSs on the Nasdaq Global Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until October 16, 2023 (the “Compliance Date”), to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the closing bid price of the Company’s ADSs must be at least $1.00 per share for a minimum of ten consecutive business days before the Compliance Date.

In the event that the Company does not regain compliance by the Compliance Date, the Company may transfer the listing and trading of its ADSs to The Nasdaq Capital Market, provided that it meets the applicable standards for initial listing of its ordinary shares on the Nasdaq Capital Market (other than the Minimum Bid Price Requirement) and may be eligible for an additional 180 calendar day grace period by providing a written notice of its intention to cure the deficiency during this second compliance period by effecting a reverse share split, if necessary. If the Company does not regain compliance with the Minimum Bid Price Requirement by the Compliance Date, and is ineligible for an additional grace period, Nasdaq will provide written notice that the ADSs are subject to delisting from the Nasdaq Global Market. In that event, the Company may appeal the determination to a Nasdaq hearings panel. There can be no assurance that the Company will regain compliance with the Minimum Bid Price Requirement before the Compliance Date, be able to secure a second period of 180 days to regain compliance if the Company decides to pursue this option or maintain compliance with the other Nasdaq listing requirements.

The Company intends to monitor the closing bid price of its ADSs between now and the Compliance Date. Receipt of the Bid Price Notice has no effect on the Company’s business operations.

As previously announced, on March 31, 2023, the Company received a letter (the “Stockholders’ Equity Notice”) from Nasdaq notifying the Company that it failed to maintain the continued listing requirement under Nasdaq Listing Rule 5450(b)(1)(A) for the Nasdaq Global Market, which requires that a listed company’s stockholders’ equity be at least $10.0 million (the “Stockholders’ Equity Requirement”).

Based upon the reported stockholders’ equity of approximately $4.6 million in the Company’s Form 20-F for the period ended December 31, 2022, the Company did not meet the Stockholders’ Equity Requirement.

The Company has a period of 45 calendar days from the date of the Stockholders’ Equity Notice, or until May 15, 2023, to submit a plan to regain compliance with the Stockholders’ Equity Requirement. If such a plan is submitted and accepted, Nasdaq may grant an extension of up to 180 calendar days from the date of the Stockholders’ Equity Notice for the Company to regain compliance.

Press Release - Regulated Information April 24th, 2023 10:01 pm CET

About Celyad Oncology

Celyad Oncology is a biotechnology company focused on innovative technologies chimeric antigen receptor (CAR) T-cell therapies. The Company is focusing on opportunities to fully harness the true potential of its proprietary technology platforms and intellectual property and support the development of next-generation CAR T candidates in solid tumors and hematological malignancies. Celyad Oncology is based in Mont-Saint-Guibert, Belgium and New York, NY. For more information, please visit www.celyad.com.

Celyad Oncology Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s updated strategic business model, including associated potential benefits, transactions and partnerships, statements regarding the potential value of the Company’s IP, and statements regarding the Bid Price Notice received from Nasdaq. The words “will,” “believe,” “potential,” “continue,” “target,” “project,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; the Company’s ability to enforce its patents and other IP rights; the possibility that the Company may infringe on the patents or IP rights of others and be required to defend against patent or other IP rights suits; the possibility that the Company may not successfully defend itself against claims of patent infringement or other IP rights suits, which could result in substantial claims for damages against the Company; the possibility that the Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming, and unsuccessful; the Company’s ability to protect its IP rights throughout the world; the potential for patents held by the Company to be found invalid or unenforceable; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Celyad Oncology Contacts:

Investor Contact:	Media Contact:
David Georges VP Finance and Administration investors@celyad.com	Caroline Lonez R&D Communications and Business Development communications@celyad.com

Source: Celyad Oncology SA